UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

Check one: [X]  Form 10-K  [   ] Form 20-F  [   ] Form 11-K  [   ] Form 10-Q  [   ] Form N-SAR

For Period Ended:  December 31, 2006

[   ]  Transition Report on Form 10-K
[   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K
[   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form N-SAR

For Transition Period Ended:

NOTHING IN THIS FORM WILL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED IN THIS STATEMENT.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

BULLION RIVER GOLD CORP.
Full name of Registrant

Dynasty International Corporation
Former Name if Applicable

3500 Lakeside Court, Suite 200
Address of Principal Executive Office (Street and Number)

Reno, Nevada, 89509
City, State, Zip Code

Page - 1

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

[ ]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the 5th calendar day following the prescribed due date; and;

[ ]	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant needs additional time to complete the preparation of the filing, in particular, the disclosure on the Registrant’s management discussion and analysis and the financial statements.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Name:	Peter M. Kuhn
Telephone Number:	775-324-4881

(2)
Have all periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 month (or for such shorter) period that the registrant was required to file such reports, been filed?

If the answer is no, identify report(s) [X] Yes [  ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X ] Yes [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Bullion River Gold Corp (the Company) has had the following significant changes in results of operations for the year ended December 31, 2006 compared to the corresponding prior year ending December 31, 2005:
•	Revenues for 2006 were approximately $800,000 as compared to zero in 2005.
•	Cost of goods sold for 2006 were approximately $2.3 million as compared to zero in 2005.
•	Operating expenses in 2006 were approximately $13 million as compared to $5.4 million in 2005.

These changes are a result of the Company’s commencing of commercial production operations during the 2006 year. During the prior year the Company operated exclusively in the exploration stage.

BULLION RIVER GOLD CORP.
(Name of Registrant as Specified in Charter)

has duly caused this notification to be signed on its behalf by the undersigned, who is duly authorized.

BULLION RIVER GOLD CORP.

Dated: April 2, 2007

By: /s/ Peter M. Kuhn - CEO

Page - 2